UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                          GRUPO IUSACELL, S.A. DE C.V.
                                (Name of Issuer)

                         COMMON STOCK, WITH NO PAR VALUE
                         (Title of Class of Securities)

                                   40050B100 (1)
                                 (CUSIP Number)

                                    SECRETARY
                           MOVIL ACCESS, S.A. DE C.V.
                                 AV. INSURGENTES
                             SUR 3696 Y CALLE NUEVA
                               COLONIA PENA POBRE
                                MEXICO D.F. 14260
                          TEL. NO.: 011-52-55-8582-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                AUGUST 31, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

---------------
(1) This CUSIP number is for the American Depositary Shares ("ADSs") of the Company each of which represents five shares of Common Stock of the Company.

                          Continued on following pages

                               Page 1 of 10 Pages

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  2 OF 10
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Movil Access, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and, with respect to 253,500 shares of Common Stock, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            69,774,052
                       ---------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY           ---------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                 69,774,052
      WITH             ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     69,774,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  3 OF 10
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Biper, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            69,774,052
                       ---------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY           ---------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                 69,774,052
      WITH             ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     69,774,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  4 OF 10
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Corporacion RBS, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            107,500
                       ---------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY           ---------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                 107,500
      WITH             ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE 5 OF 10
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ricardo Benjamin Salinas Pliego
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF (with respect to the 6,139,070 shares of Common Stock owned by
     Mr. Salinas)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            75,913,122
                       ---------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY           ---------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                 75,913,122
      WITH             ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,913,122
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     81.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  6 OF 10
---------------------------                          ---------------------------


                  This Amendment No. 2 to Schedule 13D, filed on April 6, 2004 ("Schedule 13D"), relates to the common stock, with no par value (the "Common Stock"), of Grupo Iusacell, S.A. de C.V. (the "Company"), a variable stock corporation organized and existing under the laws of the United Mexican States ("Mexico"). This Amendment No.2 amends certain additional information contained in Schedule 13D. Responses to each item below are incorporated by reference into each other item as applicable. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

 Item 1.  SECURITY AND ISSUER.

                  No material change.

Item 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented by the addition of the following: Corporacion RBS is a corporation organized and existing under the laws of Mexico. Corporacion RBS is a wholly-owned company of Mr. Salinas. Corporacion RBS principal business consists of: (i) promotion, constitution, and participation as shareholder or partner, organize, manage and supervision of any kind of associations or societies of civil or commerce nature, so as the acquisition and selling of any kind of shares or participation in other societies or associations; and (ii) rendering and receiving any kind of services and advisory, so as legal, management, financial, treasury, audit, marketing, balance and budget preparations: elaboration of programs and manuals. Corporacion RBS's address is Av. FF.CC. de Rio Frio No. 419-B, Colonia Fraccionamiento Industrial del Moral, 08500, Mexico, D.F. and its telephone number at such office is: +5255 17207911.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented by the addition of the following:

                  In an open-market purchase on the Mexican Stock Exchange, Corporacion RBS has acquired 107,500 shares of Common Stock (on a post-Exchange basis) of the Company, as described in item (5) below. The source of the consideration for Corporacion RBS's open-market purchase was working capital of Corporacion RBS.

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  7 OF 10
---------------------------                          ---------------------------


                  In a series of open-market purchases on the Mexican Stock Exchange, Mr. Salinas has acquired an additional 974,300 shares of Common Stock (on a post-Exchange basis) of the Company, as described in item (5) below. The source of the consideration for Mr. Salinas's open-market purchases was his own personal funds.

                  Following such open-market purchases, Mr. Salinas beneficially owns, in the aggregate 75,913,122 shares of Common Stock, of which Mr. Salinas directly owns 6,139,070 shares of Common Stock.

Item 4.  PURPOSE OF TRANSACTION.

                  No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by the addition of the following:

(a) Mr. Salinas has acquired shares of Common Stock of the Company (at market prices) in a series of open-market purchases on the Mexican Stock Exchange as set forth below. After the Exchange, the shares acquired in such open-market purchases represent 974,300 shares of Common Stock.

                                         NUMBER OF
   DATE OF            SECURITY             SHARES        PRICE PER SHARE
   PURCHASE           PURCHASED          PURCHASED      (IN MEXICAN PESOS)
-------------------------------------------------------------------------------
  29-Jun-04          Common Stock          40,800           $13.373162
  30-Jun-04          Common Stock          30,000           $13.866667
   2-Jul-04          Common Stock           6,000           $13.913333
   6-Jul-04          Common Stock           9,500           $13.871053
   7-Jul-04          Common Stock          13,000           $13.800000
   8-Jul-04          Common Stock          27,400           $13.520000
   9-Jul-04          Common Stock           5,000           $13.200000
  13-Jul-04          Common Stock           5,800           $13.300000
  14-Jul-04          Common Stock          15,000           $13.433333
  15-Jul-04          Common Stock          25,100           $13.469721
  16-Jul-04          Common Stock           7,000           $13.368570
  19-Jul-04          Common Stock           1,000           $13.300000
  20-Jul-04          Common Stock           4,000           $13.250000
  21-Jul-04          Common Stock          33,300           $13.490690
  22-Jul-04          Common Stock          18,800           $13.829255
  26-Jul-04          Common Stock          12,100           $13.950000
  27-Jul-04          Common Stock           4,600           $13.810000
   6-Aug-04          Common Stock          18,000           $13.955550
  17-Aug-04          Common Stock           5,700           $15.324560
  18-Aug-04          Common Stock         231,000           $17.694597
  19-Aug-04          Common Stock         170,000           $17.545000
  20-Aug-04          Common Stock          94,500           $17.656200
  27-Aug-04          Common Stock          30,000           $18.800000

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  8 OF 10
---------------------------                          ---------------------------


                                         NUMBER OF
   DATE OF            SECURITY             SHARES        PRICE PER SHARE
   PURCHASE           PURCHASED          PURCHASED      (IN MEXICAN PESOS)
-------------------------------------------------------------------------------
  30-Aug-04          Common Stock           5,000           $18.690000
  31-Aug-04          Common Stock          60,000           $18.740000


                  Mr. Salinas has the sole power to direct the voting and disposition of 75,913,122 shares of Common Stock that he owns directly or indirectly. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there are 93,101,240 shares of Common Stock outstanding as of June 2004, the Reporting Persons, collectively, beneficially own approximately 81.5% of the issued and outstanding shares of Common Stock.

                  Corporacion RBS has acquired 107,500 shares of Common Stock in a series of open-market purchases on the Mexican Stock Exchange, as follows:


                                         NUMBER OF
   DATE OF            SECURITY             SHARES         PRICE PER SHARE
   PURCHASE           PURCHASED          PURCHASED       (IN MEXICAN PESOS)
-------------------------------------------------------------------------------
  12-Jul-04           Common Stock        107,500            $12.280000


                  After the Exchange, each of Movil, Biper, Corporacion RBS and Mr. Salinas may be deemed to have sole power to direct the voting and disposition of the 75,913,122 shares of Common Stock beneficially owned by them and Mr. Salinas has the sole power to direct the voting and disposition of the additional 6,139,070 shares of Common Stock that he owns directly. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there are 93,101,240 shares of Common Stock outstanding as of June 2004, the Reporting Persons, collectively, beneficially own approximately 81.5% of the issued and outstanding shares of Common Stock.

                  (b) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (c) Not applicable.

                  (d) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE  9 OF 10
---------------------------                          ---------------------------


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 5:   Power of Attorney, dated as of October 25, 2004.

                  Exhibit 6:   Power of Attorney, dated as of October 25, 2004.

                  Exhibit 7:   Power of Attorney, dated as of October 25, 2004.

---------------------------                          ---------------------------
CUSIP NO.  4005013100             SCHEDULE 13D                     PAGE 10 OF 10
---------------------------                          ---------------------------


                                   SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2004

                                MOVIL ACCESS, S.A. DE C.V.


                                By:  /s/ Rafael Martinez de Ita
                                     -----------------------------
                                     Name:  Rafael Martinez de Ita
                                     Title: Attorney in Fact



                                BIPER, S.A. DE C.V.


                                By:  /s/ Rafael Martinez de Ita
                                     -----------------------------
                                     Name:  Rafael Martinez de Ita
                                     Title: Attorney in Fact



                                CORPORACION RBS, S.A. de C.V.


                                By:  /s/ Jose Abraham Garfias
                                     -----------------------------
                                     Name:  Jose Abraham Garfias
                                     Title: Attorney in Fact



                                RICARDO BENJAMIN SALINAS PLIEGO


                                By:  /s/ Jose Abraham Garfias
                                     -----------------------------
                                     Name:  Jose Abraham Garfias,
                                     Title: Attorney in Fact